Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

☏ Tel (307) 733-2284 📠 Fax (307) 264-0600

✉ info@cannellcap.com

Having enjoyed many conversations with members of the BOD and officers of Lee Enterprises, Inc. (“LEE”) with scant positive action by LEE, Cannell Capital LLC (“CC”) herein files a Schedule 13D.

CC believes that LEE’s equity offers great value to shareholders, the rationale for which is the Company’s transition from terrible to bad (and maybe even fair). It is the experience of CC that a transition from terrible to bad yields tremendous upside to an abandoned equity like LEE which has no sell-side coverage and little buy-side sponsorship.

LEE’s market value (exclusive of debt) peaked at $2.1 billion in 2004. Today it is worth $120 million representing a loss of more than $1.9 billion. LEE exited from a pre-packaged bankruptcy in January 2012 at which time the interest rate on its debt increased by about four percent and creditors were given 13 percent of the equity - a bad outcome for common shareholders.

In fairness to management, some of the blame can be attributed to secular shifts in newspapers. But sadly the pre-bankruptcy management was unwilling, or incapable of, sensing the tectonic shift ahead. Worse, management and the Board of Directors blessed a toxic acquisition of The St. Louis Post-Dispatch in 2005 for $1.5 billion - an urban property misaligned with the Company’s legacy and expertise. This was the wrong property bought at a terrible time for a very high price. This acquisition led to the bankruptcy petition.

Mary E. Junck was the CEO during this time (from January 2002 to February 2016). Despite “cost-cutting” being one of LEE’s core mantras, Junck has taken more than $40 million of compensation out of the Company since January 2002 - $23 million pecuniary and more than $16 million non-pecuniary (largely stock)1. CC does not define this behavior as cost-cutting.

In February 2016, with the equity value down $2 billion from its 2004 peak, Mrs. Junck became Executive Chairperson. In 2016 and 2017, Junck received nearly $2 million of compensation each year, of which about 67% was cash. On December 10th 2018, Ms. Junck was demoted from “Executive Chairman” to “Chairman”, a step in the right direction but too little too late in the opinion of CC.

The most recent proxy dated February 2018, suggests that only Junck and Gregory P. Schermer own any significant piece of LEE: 3.3% and 2.2%, respectively. Few directors have much skin in the game and it appears that few of the shares they do own were purchased. Excluding Junck and current CEO Kevin Mowbray, the board of directors have enjoyed $8.2 million of total compensation for the ten years ending December 2017. CC does not define this behavior as cost-cutting.

The common wisdom is that newspapers are dying. Not so at The New York Times and a few other properties which have been able to pivot away from newsprint to other means of distribution. It is the opinion of CC that the internet has dramatically increased the creation and consumption of perishable news and that such shift benefits those with wide moats like LEE.

The problem (now) with LEE is that the incumbents lack (i) skin in the game; (ii) relevant experience for the changes required; and (iii) capital markets knowledge.

1  For compensation data, see the Company’s proxy filings for the years 2002 to 2017. To see Ms. Junck profess her cost-cutting bona fides, see the LEE earnings conference call dated August 5, 2018 (p. 6) and the LEE investor presentation dated June 6, 2016.

CC reserves all rights to take action to enhance value for all shareholders and to this end has identified six qualified directors, three of whom are considering consent for inclusion officially as candidates.

Table 1: A Musty Board that Fails to Eat What They Bake

Director	Tenure	Shares Held	Ownership
Mary E. Junck	1999	1,865,972	3.3%
Gregory P. Schermer	1999	1,230,091	2.2%
Kevin D. Mowbray	2016	659,563	1.2%
William "Bill" E. Mayer	1998	201,979	0.4%
Nancy S. Donovan	2003	117,603	0.2%
Herbert W. Moloney III	2001	96,000	0.2%
Dr. Richard R. Cole	2006	86,000	0.2%
Leonard J. Elmore	2008	85,693	0.2%
Brent Magid	2010	80,200	0.1%
Source: Lee Enterprises Schedule 14A Definitive Proxy filed January 12, 2018.

Table 2: Stable Cash Flow Generation; Declining Debt

($ Million, FY September)

	2016	2017	2018	2019E
EBITDA	$153	$145	$135	$132
CFO	79	72	59	71
CFC	72	68	53	65
Debt (EOP)	617	548	485	423
Source: Company filings and Cannell Capital estimates.

Table 3: Intriguing Statistics

Monthly Page Views[2]	290 million
Monthly Unique Visitors	33 million
Digital Growth (2018)	5%
PSR (2018)	0.2x
Source: Company filings and Cannell Capital estimates.